UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO 17 CFR 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT
TO 17 CFR 240.13d-2(a)
(Amendment No. ___)

GOLD HORSE INTERNATIONAL, INC.
(Name of Issuer)

Common Stock, par value $0.0001 per share
(Title of Class of Securities)

38060U209
(CUSIP Number)

Michael Koza, 1361 Rowena Way, Sacramento, California 95864
(916) 718-7852

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 1, 2012
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 17 CFR 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐

(Continued on following pages)

(Page 1 of 6 Pages)

CUSIP No. 38060U209	SCHEDULE 13D	Page 2 of 6 Pages

1	NAME OF REPORTING PERSONS Michael W. Koza
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 277,970
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 277,970
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 277,970
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.7% (1)
14	TYPE OF REPORTING PERSON IN

(1) Based upon an aggregate of 2,195,033 shares of common stock outstanding as of May 10, 2012, based upon the Issuer's Quarterly Report on Form 10-Q for the Quarterly Period ended March 31, 2012, as filed with the Securities and Exchange Commission on May 10, 2012.

Page 3 of 6 Pages

Item 1.	Security and Issuer.

This statement relates to the common stock, par value $0.0001 per share (the "Shares") of Gold Horse International, Inc., a Florida corporation, (the "Issuer").  The Issuer's principal executive office is located at No. 31 Tongdao South Road, Hohhot, Inner Mongolia, China.

Item 2.	Identity and Background.

(a)            This Schedule 13D is filed by Michael W. Koza (the "Reporting Person").

(b)            The address of the Reporting Person is 1361 Rowena Way, Sacramento, California 95864.

(c)            The Reporting Person's principal occupation is Civil Engineer for the Sacramento County Department of Waste Management and Recycling, 9850 Goethe Road, Sacramento, California.

(e)             During the last five years, the Reporting Person has not been convicted in any criminal proceeding.

(e)             During the last five years, the Reporting Person has not been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)             The Reporting Person is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration.

The aggregate purchase price of the 277,970 Shares beneficially owned by the Reporting Person is $278,316.  The source of the $278,316 used to purchase the 277,970 shares owned by the Reporting Person was personal funds.

Item 4.	Purpose of Transaction.

Through correspondence released via EDGAR in August 2012 by the SEC (U.S. Securities and Exchange Commission), the Reporting Person has become aware of the Issuer's reply (dated April 24, 2012) to all questions raised in an SEC comment letter dated March 14, 2012.  The Reporting Person believes that the Issuer answered all questions fully.  Based on the content of the SEC's follow-up letter dated May 7, 2012, the SEC does not appear to dispute this assessment.   The Reporting Person is also aware of the SEC's statement (correspondence dated June 27, 2012) that the Issuer failed to provide a substantive response to the follow-up letter.  The Reporting Person has attempted to contact the Issuer regarding this matter, but has been unsuccessful (the Issuer has not replied to emails).   Nevertheless, the Reporting Person believes that the questions raised in the follow-up letter are minor, and can, for the most part, be addressed by referring to historical SEC filings of the Issuer.   On September 12, 2012, the Reporting Person emailed a letter ("Reporting Person Letter") to the Office of the Chief Accountant of the SEC that addressed all of the SEC's questions in the follow-up letter.  As of the date of this filing, 13 business days after submittal of the Reporting Person Letter, the Reporting Person has received no reply or other acknowledgement from the SEC.  A copy of the Reporting Person Letter is attached to this filing.  The Reporting Person intends to continue to attempt to contact the SEC and the Issuer.

The Reporting Person purchased the Shares based on the Reporting Person's belief that the Shares, when purchased, were undervalued and represented an attractive investment opportunity.  Depending upon overall market conditions, other investment opportunities available to the Reporting Person, and the availability of Shares at prices that would make the purchase of additional Shares desirable, the Reporting Person may endeavor to increase his position in the Issuer through, among other things, the purchase of Shares on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Person may deem advisable.

The Reporting Person does not have any plans or proposals which relate to or would result in:

a.	an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

Page 4 of 6 Pages

b.	a sale or transfer of a material amount of assets of the Issuer or of any of its subsidiaries;

c.	any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

d.	any material change in the present capitalization or dividend policy of the Issuer;

e.	any other material change in the Issuer's business or corporate structure;

f.	changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any other person;

g.
causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

h.	a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Act; or

i.	any action similar to those enumerated above.

The Reporting Person intends to review his investment in the Issuer's Shares on a continuing basis.  The Reporting Person may in the future take such actions with respect to his investment in the Issuer as deemed appropriate including, without limitation, changing his intention with respect to any and all matters set forth in subparagraphs (a) - (i) of this Item 4.

Item 5.	Interest in Securities of the Issuer.

(a)             As of October 1, 2012, the Reporting Person may be deemed the beneficial owner of 277,970 shares of the Common Stock of the Issuer, which represents 12.7% of the outstanding Common Stock based on 2,195,033 shares of Common Stock outstanding as of May 10, 2012.

(b)             The Reporting Person has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 277,970 shares of Common Stock.

Page 5 of 6 Pages

(c)            The transaction dates, number of Shares purchased, the average price per share and a description of where the transactions were effected for all transactions by the Reporting Person, within the last 60 days are set forth below:

Name of Reporting Person	Date	Number of Shares Purchased	Average Price per Share	How was the transaction effected
Michael Koza	August 9, 2012	200	$0.51	Open market
Michael Koza	August 20, 2012	8,800	$0.27	Open market
Michael Koza	August 21, 2012	6,800	$0.27	Open market
Michael Koza	August 22, 2011	7,300	$0.26	Open market
Michael Koza	August 23, 2012	9,000	$0.26	Open market
Michael Koza	August 24, 2012	9,000	$0.24	Open market
Michael Koza	August 24, 2012	1,900	$0.22	Open market
Michael Koza	August 30, 2012	6,000	$0.23	Open market
Michael Koza	August 31, 2012	2,000	$0.22	Open market
Michael Koza	August 31, 2012	9,000	$0.22	Open market

(d)            No person other than the Reporting Person is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

(e)            Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

None.

Item 7.	Materials to be Filed as Exhibits.

Exhibit 1: Letter dated September 12, 2012, addressed to the Office of the Chief Accountant of the United States Securities and Exchange Commission.

Page 6 of 6 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

October 1, 2012	Michael Koza

By: /s/ Michael Koza
Name: Michael Koza